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                          March 11, 2021

       Alton Chapman
       Chief Executive Officer
       Freedom Internet Group Inc.
       151 Calle San Francisco
       Suite 200
       San Juan, PR 00901

                                                        Re: Freedom Internet
Group Inc.
                                                            Form S-1
                                                            Filed March 5, 2021
                                                            File No. 333-253913

       Dear Mr. Chapman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Stacie
Gorman at 202-551-3585 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              David M. Bovi, Esq.